UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

DRAFT

NewsRelease	for Immediate Release

PhotoChannel and FUJIFILM Canada Agree to Online Photo Deal
FUJIFILM customers get ready to deploy PhotoChannel’s PNI Digital Media Platform

Vancouver, BC - June 14, 2007- PhotoChannel Networks Inc. (TSX-V: PN and OTCBB: PNWIF) (“PhotoChannel”) the leading innovator in Online Digital Media Solutions for retailers announces that it has reached an agreement with FUJIFILM Canada Inc. to operate Online Photo Services for FUJIFILM retailers. As part of this agreement, PNI will work with FUJIFILM Canada to immediately start the process of converting the site platform of its key retailers; towards full-completion in the coming months.

“Having this alliance with FUJIFILM further strengthens the reach of the PNI Digital Media Platform and firmly establishes us as the dominant provider of online photo services,” says Peter Fitzgerald, Chairman and CEO of PhotoChannel. “FUJIFILM is a world class operation which has shown great ability to generate and sustain digital imaging business as the market accelerates to even greater digital penetration. It is a testament of our abilities and proven solution to have FUJIFILM select us as their key Canadian provider”

“We are working with PhotoChannel to offer our customers the best Online Photo Service available in the industry today,” says Michael Finch, Group VP & GM Business Operations for FUJIFILM Canada. “We believe this alliance with PhotoChannel will help us meet our goals of driving online digital printing and photo gifting revenue through our customers.”

About PhotoChannel- Founded in 1995, PhotoChannel operates PNI Digital Media to provide services for major retailers, wireless carriers and content providers. The PNI Digital Media Platform connects consumer ordered digital content with retailers that have on demand manufacturing capabilities for the production of merchandise. Currently PNI Digital Media generates transactions for retailers and their thousands of locations across North America, including Wal-Mart Canada, CVS/pharmacy, Rite Aid (BrooksEckerd stores) and Costco Canada. For more information please visit www.pnidigitalmedia.com

About FUJIFILM - FUJIFILM Canada Inc. is a wholly-owned subsidiary of FUJIFILM Corporation of Tokyo, one of the world’s leading imaging and information product developers and manufacturers.  FUJIFILM Canada is based in Mississauga, Ontario, with regional offices in Montreal and Vancouver. A leader in the development of technologies that provide the backbone for state-of-the-art imaging, graphic arts, photofinishing and recording media, and motion picture products, FUJIFILM Canada stands proud as a proven solutions provider.  For more information, please visit www.fujifilm.ca.

For more Information, Contact:
Mr. Kyle Hall or Ms. Niti Maini	Mr. Kent Hatton
PhotoChannel Networks Inc.	VP, Strategy & Corporate Communications
604-893-8955 ext. 313	FUJIFILM Canada Inc. 905-755-2742
nmaini@PhotoChannel.com	E-mail: khatton@fujifilm.ca

Investor Information: 800-261-6796

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

June 14, 2007	By:	/s/ Robert Chisholm

CFO